

15046054

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT SEC
FORM X-17A-5 Mail Processing
PART III . Section

MAR 0 3 2015

SEC FILE NUMBER	
8 -	66997

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Washington DC
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder 404

REPORT FOR THE PERIOD BEGINNING ___1/1/2014___ AND ENDING ___12/31/2014___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARTNER CAPITAL GROUP, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___800 WESTCHESTER AVENUE, SUITE 641 N___
                    (No. and Street)

___RYE BROOK___   ___NY___   ___10573___
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___JOHN VAN___
                                              ___615-312-4120___
                                              (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___WEISBERG, MOLE', KRANTZ & GOLDFARB LLP___
          (Name -- if individual, state last, first, middle name)

___185 CROSSWAYS PARK DRIVE___   ___WOODBURY___   ___NY___   ___11797___
          (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____JOHN VAN_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____PARTNER CAPITAL GROUP, LLC_____, as of _____31-Dec_____ 20 14 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

PARTNER CAPITAL GROUP, LLC

By: _____
Signature

FIN OP
Title

_____
Notary Public

My Commission Expires 1-13-15

[Notary seal: LEANN MARTIN MOCK — STATE OF TENNESSEE NOTARY PUBLIC — DAVIDSON COUNTY]

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARTNER CAPITAL GROUP, LLC

Financial Statements

December 31, 2014

Partner Capital Group, LLC
Table of Contents
December 31, 2014



Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Partner Capital Group, LLC

We have audited the accompanying financial statements of Partner Capital Group, LLC (a limited liability company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Partner Capital Group, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Partner Capital Group, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

The Computation of Net Capital on page 10 has been subjected to audit procedures performed in conjunction with the audit of Partner Capital Group, LLC's financial statements. The supplemental information is the responsibility of Partner Capital Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Westbury, Mole, Keent & Goldfast, LLP

Woodbury, New York
February 7, 2015

PARTNER CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

Cash and cash equivalents	$	23,028
Receivables from clients and investment managers		23,512
Prepaid expenses and other		1,692
Total assets	$	48,232

LIABILITIES AND MEMBERS' EQUITY

Payable to brokers or dealers	$	14,167
Accounts payable and accrued expenses		5,181
Total liabilities	$	19,348
Members' equity	$	28,884
Total liabilities and members' equity	$	48,232

The accompanying notes are an integral part of the financial statements.

PARTNER CAPITAL GROUP, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2014

REVENUES		
Commissions	$	24,322
Client supervision and advisory fees		44,030
Interest income and other		73
Total revenues	$	68,425
EXPENSES		
Commission expense	$	35,244
License & permits		3,126
Professional fees		5,000
General, administrative and other		8,427
Total expenses	$	51,797
Net income	$	16,628

The accompanying notes are an integral part of the financial statements.

PARTNER CAPITAL GROUP, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2014

Balance at January 1, 2014	$ 39,456
Distributions to members	(27,200)
Net income	16,628
Balance at December 31, 2014	$ 28,884

PARTNER CAPITAL GROUP, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	16,628
Adjustments to reconcile net income to net cash provided by operating activities:		
None		
Cash flow from changes in assets and liabilities:		-
Decrease in receivables from clients and investment managers		30,970
Increase in prepaid expenses and other		(294)
Decrease in payable to broker or dealers		(21,273)
Increase in accounts payable and accrued expenses		16
Total adjustments		9,419
Net cash provided by operating activities	$	26,047

CASH FLOWS FROM INVESTING ACTIVITIES
None
		-

CASH FLOWS FROM FINANCING ACTIVITIES

Distributions to members	$	(27,200)
Net cash used in financing activities	$	(27,200)

Net change in cash	$	(1,153)
Cash and cash equivalents at beginning of year		24,181
Cash and cash equivalents at end of year	$	23,028

SUPPLEMENTAL CASH FLOW DISCLOSURES:

Interest paid	$	-
Income taxes paid	$	-

The accompanying notes are an integral part of the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Partner Capital Group, LLC ("the Company"), a Tennessee limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

Revenue Recognition

The Company is a securities broker-dealer. Commissions earned generally result from the Company introducing investors to alternative investments and other investments. Fees earned for account supervision and advisory services relate to the introduction of institutional investors to separately managed account programs managed by other investment advisors and quarterly advisory fees charged on accounts advised by the Company. All fees are recorded in the period earned.

Use of Estimates and Subsequent Events

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through February 7, 2015, which is the date the financial statements were available for issuance, for possible disclosure and recognition in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and short-term, highly liquid investments purchased with an original maturity of three months or less.

Receivables from Clients and Investment Managers and Related Payables

Fee income and the related commission expense are accrued on a monthly basis and are generally collectible after the end of each calendar quarter. Commission expense is calculated as a percentage of the related fees earned for investment advisory services and hedge fund activity. Management provides an allowance for doubtful accounts equal to the estimated uncollectible amounts, which is based on historical collection experience and a review of specific current receivables. At December 31, 2014, the Company has determined that no reserve for uncollectible accounts is required.

NOTE 2 – INCOME TAXES

The Company is treated as a partnership for income tax purposes. The members of the Company are then taxed on their proportionate share of the Company's taxable income. Accordingly, the Company is not subject to federal income taxes. The Company is liable for state franchise and excise taxes which have been provided for.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $17,847 which was $12,847 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 1.08 to 1.

NOTE 4 – REGULATION

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 5 – CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i).

NOTE 6 – CREDIT AND OFF-BALANCE-SHEET RISK

The Company is engaged in various brokerage activities in which counter-parties primarily include investment managers. In the event counter-parties do not fulfill their obligation, the Company may be exposed to risk. The risk of default primarily depends upon the credit worthiness of the counter-party. The Company periodically reviews the credit worthiness of each of the counter-parties. At times the Company may have cash balances that exceed FDIC insured limits. The Company does not hold any financial instruments with off-balance-sheet risk.

NOTE 7 – TRANSACTIONS WITH RELATED PARTIES

The Company pays commissions to registered representatives based on the revenues generated by the respective registered representative. At December 31, 2014, registered representatives were owed $14,167 for commissions earned but unpaid. Such commissions are awaiting receipt of payment from the underlying revenue source. If such payments are not received for any reason, registered representatives have no recourse to the Company for payment. The registered representatives are also owners of the Company.

Supplementary Information

PARTNER CAPITAL GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2014

NET CAPITAL

Total members' capital	$	28,884
Deduct members' capital not allowable for net capital		-
Total member's equity qualified for net capital	$	28,884

Additions: none

Deductions:

Non-allowable assets	$	11,037
Total deductions	$	11,037

Net capital before haircuts on securities positions	$	17,847
Haircuts on securities		-
Net capital	$	17,847

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

Payable to brokers or dealers	$	14,167
Accounts payable and accrued expenses		5,181
Total aggregate indebtedness	$	19,348

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6 2/3% of aggregate indebtedness) (A)	$	1,290
Minimum dollar net capital requirement for reporting broker or dealer (B)	$	5,000
Net capital requirement (greater of (A) or (B))	$	5,000
Excess net capital	$	12,847
Net capital less 120% of minimum required	$	11,847
Ratio: Aggregate indebtedness to net capital		1.08 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part II A of Form X-17A-5 as of December 31, 2014

Net capital as reported in Company's Part II A (unaudited) FOCUS report	$	17,847
No differences		-
Net capital per above	$	17,847

Partner Capital Group, LLC

Statement of Exemption From SEC Rule 15c3-3 Report

Partner Capital Group, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17-5(d)(1)and(4). To the best of its knowledge and belief, the Company states the following:

The company claimed an exemption for 17 C.F.R. 240.15c3-3 under the provisions of 17 C.F.R. 240.15c3-3(k) (2) (i).

The company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year ending December 31, 2014 without exception.

I, John Van, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

PARTNER CAPITAL GROUP, LLC

By: _John Van_____

John Van, Member

Date: February 7, 2015



Weisberg, Molé, Krantz & Goldfarb, LLP

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Statement of Exemption From SEC Rule 15c3-3, in which (1) Partner Capital Group, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Partner Capital Group, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3 [(k)(2)(i)] (the "exemption provisions") and (2) Partner Capital Group, LLC stated that Partner Capital Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Partner Capital Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Partner Capital Group, LLC' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph(k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 7, 2015

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com